Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

TR-1: Notifications of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:				RANDGOLD RESOURCES LIMITED
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights							YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:				FMR LLC
4. Full name of shareholder(s) (if different from 3):				See attached schedule
5. Date of transaction (and date on which the threshold is crossed or reached if different):				12 January 2009
6. Date on which issuer notified:				13 January 2009
7. Threshold(s) that is/are crossed or reached:				14%
8. Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
ISIN: GB00B01C3S32	10,789,052	10,789,052	10,637,652	10,637,652		13.90%
B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date		No. of voting rights that may be acquired (if the instrument exercised/converted)		Percentage of voting rights

Total (A+B)
Number of voting rights				Percentage of voting rights
10,637,652				13.90%
9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
See attached schedule
Proxy Voting:
10. Name of proxy holder:				FMR LLC
11. Number of voting rights proxy holder will cease to hold:				151,400 shares
12. Date on which proxy holder will cease to hold voting rights:				12 January 2009
13. Additional information:
14. Contact name:
15. Contact telephone name:

  Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares
A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	FMR LLC
Contact address (registered office for legal entities)
Phone number & email
Other useful information (at least legal representative for legal persons)	Sonia Mitrou fil-regulatoryreporting@uk.fid-intl.com
B: Identity of the notifier, if applicable
Full name	D J Haddon
Contact address	La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands
Phone number & email	+44 1534 735 444 dhaddon@randgoldresources.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)
C: Additional information

FMR
Issuer Name:	RANDGOLD RESOURCES LIMITED

Current ownership percentage:	13.90%
Total shares held:		10,637,652
Issued voting right capital:		76,500,324

	SHARES HELD	NOMINEE	MANAGEMENT COMPANY
FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), Investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC) and Pyramid Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramid Global Advisors LLC (PGALLC).	28,400	Brown Brothers Harriman and CO	FMR
	6,398,286	Brown Brothers Harriman and CO	FMRCO
	297,200	Citibank NA	FMRCO
	345,115	JP Morgan Chase Bank	FMRCO
	800	JP Morgan Chase Bank	FMR
	501,266	Mellon Bank N.A.	FMRCO
	3,500	Northern Trust CO	FMRCO
	3,029,985	State Street Bank and TR CO	FMRCO
	9,500	State Street Bank and TR CO	FMTC
	1,700	CIBC Mellon Trust (C)	FCL
	17,200	Citibank NA (C)	FMR
	4,700	Northern Trust CO (C)	FMR